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Disclosure Addressing Minnesota Life Insurance Company Fixed Indexed Account
Options
Bisset, Thomas E.
to: Susan Nash (nashs@sec.gov), William J. Kotapish (kotapishw@sec.gov),
Joyce M. Pickholz (pickholzj@sec.gov), Michael L. Kosoff Esq. (kosoffm@sec.gov), zapataa@sec.gov
12/31/2012 05:03 PM
Cc: Timothy E. Wuestenhagen Esq. (timothy.wuestenhagen@securian.com), Michael P. Boyle (michael.boyle@securian.com), Roth, Steve

     All,

     This email follows up our discussions from earlier today regarding the securities status of Fixed Indexed Account options that will be offered by Minnesota Life Insurance Company ("Minnesota Life" or the "Company") as allocation options under the Company's ML Premier flexible premium universal life insurance policy (the "Policy"). In that regard, the Securities and Exchange Commission ("SEC") Staff requested and Minnesota Life agreed to replace the third paragraph currently under the section entitled "THE GUARANTEED INTEREST ACCOUNT, THE FIXED INDEXED ACCOUNTS and THE FIXED LOAN ACCOUNT" on page 15 of the prospectus to the Form N-6 registration statement for the Policy (File No. 333-183590) with the following:

"Interests in the Fixed Indexed Accounts have not been registered with the SEC. Minnesota Life believes that there are sufficient insurance elements and guarantees with respect to interests in the Fixed Indexed Accounts to qualify for an exemption from registration under the federal securities laws under
Section 3(a)(8) of the Securities Act of 1933. With respect to the Fixed Indexed Accounts, the Policy is in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3)of the Dodd-Frank Wall Street Reform and Consumer Protection Act."

     The disclosure noted above will be added to the definitive prospectus for the Policy that will be filed with the SEC via Rule 497 under the Securities Act of 1933. Minnesota Life will also file a copy of this email with the SEC via EDGAR as correspondence to the registration statement on Wednesday, January 2, 2013.

     We greatly appreciate the Staff's time and attention to this matter. If you have any questions regarding this email, please don't hesitate to contact me at the number below.

     Sincerely,

     Tom Bisset

THOMAS BISSET | PARTNER

[LOGO] SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0118 direct | 202.637.3593 facsimile
Thomas.Bisset@sutherland.com | www.sutherland.com
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